EXHIBIT 99.1

OR Royalties Acquires Additional 1.0% NSR Royalty on the Namdini Gold Mine in Ghana

MONTREAL, Jan. 29, 2026 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties” or the “Company”) (OR: TSX & NYSE) is pleased to announce that it has acquired an additional 1.0% net smelter return (“NSR”) royalty (the “Additional Royalty”) covering the Namdini Gold Mine (“Namdini”) in Ghana, with an effective date of October 1, 2025. OR Royalties has closed the transaction with Savannah Mining Limited (“Savannah”), acquiring Savannah’s remaining 50% interest in the 2.0% NSR royalty for total consideration of up to $103.5 million. All monetary amounts included in this report are expressed in United States dollars, unless otherwise noted.

TRANSACTION HIGHLIGHTS

Immediate Gold Equivalent Ounces (“GEO”) from a Familiar Operating Mine

  Gold production at Namdini commenced in the first half of 2025, with the mine in the final phases of a ramp-up towards peak production of approximately 360,000 ounces of gold per year over the first three years (when operating at the expected design capacity of 9.5 million tonnes per annum), as well as an expected average of 287,000 ounces of gold per year over an initial 15-year life of mine;
  The Additional Royalty complements OR Royalties’ existing 1.0% NSR royalty over Namdini which was acquired in November 2023; and,
  OR Royalties’ first payment under the full 2.0% NSR royalty rate is expected in the first quarter of 2026 and will be representative of the mine’s gold production during the fourth quarter of 2025 given timing of settlement.

Operator is a Large-Scale and Experienced Global Miner

  Shandong Gold Co Ltd. (“Shandong”) operates Namdini through its subsidiary Cardinal Namdini Mining Limited (“Cardinal”), which is owned in partnership with a subsidiary of China Railway Construction Group Corp Ltd.;
  Shandong is a well-capitalized global miner with a history of operational expertise having a current market capitalization of approximately HK$297.3 billion ($38.1 billion), and having produced approximately 1.26 million ounces of gold in 2024; and,
  OR Royalties visited Namdini in January 2026 and saw first-hand the positive impact that Cardinal was providing to the local communities and regional economy.

Contingent and Milestone-Based Payment Structure

  OR Royalties made an initial payment of $28.5 million upon closing with an additional payment of $70.0 million to be paid upon certain milestones which are expected to occur over the next two quarters;
  The remaining $5.0 million will be payable in two equal installments on the first and second anniversary of the closing date; and,
  As part of this transaction as well as the transaction completed in 2023, OR Royalties has retained certain security interests over the assets of Savannah.

Proven Jurisdiction with Well-Established Mining Act and Laws

  Ghana is a top gold mining jurisdiction, ranked 6th in global gold production, and ranked 1st amongst African nations in 2024, based on data from the World Gold Council.

Jason Attew, President & CEO of OR Royalties commented: “Today’s announcement underscores a couple of key points: first, OR Royalties’ confidence in the Namdini gold mine, as we are effectively doubling down on a pre-existing asset within our portfolio of producing royalties; and second, our Company’s ability to work bilaterally with key partners across our network of industry participants in order to secure yet another accretive precious metals royalty transaction. As it relates to the former, key members of our Corporate Development and Technical Teams recently returned from a site visit to Namdini hosted by Cardinal and came away extremely impressed with the operation and the operator. Furthermore, our team returned with an enhanced understanding of the mine’s ability to not only add immediately to our near-term GEO profile through the acquisition, but also with respect to the future upside over-and-above OR Royalties’ previous base case life-of-mine expectations.”

NAMDINI GOLD MINE

The Namdini Gold Mine is an open-pit gold mine located in Ghana, approximately 50 km southeast of the town of Bolgatanga. In January 2021, Shandong closed the A$540 million (~US$400M) acquisition of the company that owned Namdini, Cardinal Resources Inc. In the first half of 2025, Shandong, through its majority-controlled subsidiary Cardinal Namdini, officially started gold production from the mine.

An October 2019 NI 43-101 compliant Feasibility Study on Namdini, completed by Lycopodium for the previous project owner Cardinal (the “Feasibility Study”), outlined average annual gold production of 287,000 ounces over an initial 15-year mine life. The total Proven and Probable Ore Reserve in the Feasibility Study was estimated at 138.6 Mt at 1.13 g/t Au with a contained gold content of 5.1 Moz. Of this total, 92% of the contained gold was within the Probable Ore Reserve category.

The Feasibility Study also highlighted the development of a single open-pit mine feeding a conventional crushing, SAG mill, regrind, high shear oxidation and CIL circuits, with development expected to initially focus on a high-grade starter pit area towards the north of the deposit.

Source for Technical Information:

https://www.sedarplus.ca/csa-party/records/document.html?id=922cf822f1df6c81afceb30002651665a921ffc7a7780c4e1bb995b22b4b8da0

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects  (“NI 43-101”).

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:

Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@ORroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that ramp-up of the Namdini Gold Mine will be achieved as planned and that production targets will be achieved over time, that the first payment of the 2% NSR royalty will be made in a timely manner, that positive impact to the communities surrounding the mine will be maintained, that milestones will be achieved for the funding of the additional amount of $70.0 million and that future upside over-and-above the Company’s expectation will be achieved.. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest (collectively an “Interest”); risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds an Interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds an Interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.